UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-41773

Adlai Nortye Ltd.

c/o PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

CONTENT

Management Change of the Company

The board of directors (the “Board”) of Adlai Nortye Ltd. (the “Company”) has appointed Archie Tse, M.D., Ph.D. (“Dr. Tse”) as the President of the Company, while he continues to serve as the Head of Research and Development with effect from April 1, 2026.

Dr. Tse serves as the Head of Research and Development since March 2024. Prior to joining the Company, Dr. Tse served as the Chief Scientific Officer, Senior Vice President, Head of Research and Early Clinical Development, and Head of CMC Department of CStone Pharmaceuticals. Before that, Dr. Tse held leadership positions in multinational companies, including MSD and Daiichi-Sankyo.

Dr. Tse earned his Doctor of Medicine degree and his Doctor of Biochemistry and Molecular Biology degree from University of Southern California.

Dr. Tse does not have a direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. Dr. Tse does not have any family relationship with any directors or executive officers of the Company.

The Board has appointed Dr. Ye as the Chief Financial Officer of the Company, while he continues to be responsible for the Company’s business development and global commercialization strategy, with effect from April 1, 2026.

Dr. Ye serves as interim Chief Financial Officer and Vice President of Business Development & Commercialization Strategy of the Company since January 2025. Prior to joining the Company, Dr. Ye was the Vice President of Business Development at inVentiv Health (now Syneos Health). Additionally, Dr. Ye demonstrated leadership in the Asia-Pacific region by managing commercial business units and establishing medical education teams for multinational pharmaceutical companies in China. Before that, Dr Ye held leadership positions in multinational companies, including GenScript and Patheon (now part of Thermo Fisher Scientific).

Dr. Ye holds a Bachelor of Science and a Master of Science from Xiamen University and earned his Ph.D. at the University of Texas MD Anderson Cancer Center. His career reflects a strong combination of scientific knowledge and strategic business leadership in the global pharmaceutical landscape.

Dr. Ye does not have a direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. Dr. Ye does not have any family relationship with any directors or executive officers of the Company.

Dr. Kaiyang Tang (“Dr. Tang”), current President of the Company, has retired from his current position as the President of the Company with effect from April 1, 2026. The Company will retain Dr. Tang as a Corporate Strategy Professor to the Company. Dr. Tang is committed to ensuring a smooth transition and will continue to provide support and advice to the Company.

The Board would like to take this opportunity to express its sincere gratitude to Dr. Tang for his valuable contributions to the Company during his tenure of service. The retirement of Dr. Tang from the position as the President of the Company has no impact on the operations of the Company, including finance, investor relations, and public relations, and the Company continues to conduct its operations as usual. Dr. Tang has confirmed that he has no dispute or disagreement with the Company on any matter relating to the Company’s operations, policies, or practices and there are no matters in relation to his resignation that need to be brought to the attention of the shareholders of the Company.

Forward-Looking and Cautionary Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements.

The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. Factors that could cause the Company’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of the Company’s preclinical studies, clinical trials and other therapeutic candidate development efforts; the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results will be predictive of real-world results; the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of the Company’s therapeutic candidates; the Company’s ability to establish, manage, and maintain corporate collaborations, as well as the ability of its collaborators to execute on their development and commercialization plans; the implementation of the Company’s business model and strategic plans for its business and therapeutic candidates; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of the Company’s expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the PRC and United States or elsewhere. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adlai Nortye Ltd.

By :	/s/ Yang Lu
Name:	Yang Lu
Title :	Chief Executive Officer and Chairman of Board of Directors

Date: April 1, 2026

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